SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 18, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 18, 2006

* Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwellventures.com

ROCKWELL ANNOUNCES PRIVATE PLACEMENT OF $21 MILLION

October 18, 2006 Vancouver, BC Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) announces that it has entered into an agreement with a syndicate of Canadian securities dealers (the "Agents") for a "best efforts" private placement of $21 million of units at $0.50 per unit (the "Offering").

Each unit will consist of one common share ("Shares") in the capital of the Company and one Share purchase warrant. Each warrant will entitle the holder to buy one Share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell will use the net proceeds from the Offering to acquire the interests and/or rights as described in the June 30, 2006 press release issued by the Company ("Acquisition Transaction") in four alluvial diamond properties in Southern Africa and the Democratic Republic of the Congo, to discharge interim indebtedness amounting to $9.5 million, to carry out exploration and development, and for general working capital and corporate development purposes.

The Offering will be subject to prospectus exemptions under applicable securities legislation and is expected to close on or about November 10, 2006. The Offering is subject to receipt of regulatory approvals including that of the TSX Venture Exchange, as well as the execution of definitive agreements. The Shares and warrants issued under the Offering will be subject to a four-month "hold period" under applicable Canadian securities legislation from the date of completion of the financing and any Shares issued to US Persons will be further restricted under applicable US Securities laws. A portion of the Offering will be non-brokered. Insiders will participate and no fees will be payable on that portion of the placement.

The securities being offered by the Company have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Rockwell:
Rockwell Ventures Inc. is a natural resource company engaged in the acquisition and exploration of diamond operations and properties and is listed on the TSX Venture Exchange trading under the symbol RVI.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed ;forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.